EXHIBIT B-1

Revised Appendix B - Valuator’s Certification

I certify that, to the best of my knowledge and belief:

1.	The statements of fact contained in this report are true and correct.

2.	The reported analyses, opinions, and conclusions are limited only by the reported general assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

3.	I made a personal inspection of FAFCO’s facilities and performed a site tour and management interview with the representatives of FAFCO.

4.	I have no present or prospective interest in the entity that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

5.	My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

6.	The National Association of Certified Valuation Analysts has a mandatory recertification program. The designated individual who participated in this assignment is in compliance with that requirement.

7.	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with The Code of Professional Conduct of the American Institute of Certified Public Accountants, the National Association of Certified Valuation Analysts, and the Uniform Standards of Professional Appraisal Practice.

8.	No one provided significant professional assistance to the individual(s) signing this report.

9.	It is my understanding and I give my consent for our analysis and report to be utilized in connection with the Proxy Statement of FAFCO, Inc. related to its 2003 annual shareholders meeting, and the proposal to conduct a reverse stock split and the reference to myself in the Proxy Statement as the “Independent Appraiser”.

/s/ Mel H. Abraham

Mel H. Abraham, CPA, CVA, ABV, ASA